Exhibit 99.1

N E W S    R E L E A S E

Siyata’s Mission-Critical Push-to-Talk (PTT) Over Cellular SD7 Device Now Available with TASSTA’s Industry-Leading PTT Solutions

Vancouver, BC – July 26, 2022 – Siyata Mobile Inc. (Nasdaq: SYTA/SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announces its SD7 rugged mission-critical push-to-talk (MCPTT) device is now available for customers who need the integrated industry-leading PTT solutions from TASSTA, a global MCPTT software provider and end-to-end solution for critical communications.

“Siyata SD7 ruggedized PTT device has been fully integrated by our TASSTA Quality Assurance team,” commented Kaveh Hosseinzadeh, General Manager of TASSTA. “Its battery life and robustness make the SD7 one of the most reliable devices available in the market. Pairing it with TASSTA creates the solution of choice no matter how tough your working environment.” The customers TASSTA targets operate in numerous industry verticals, including: police, army, emergency services, transport, building and construction, healthcare, campus and shopping centers, ports, public transport, security, government and taxi services.

“Integration with TASSTA’s solutions further expands the addressable market opportunity for our SD7 device and fortifies our ability to deliver the advanced PTT solutions first responder and enterprise customers need to increase situational awareness, improve safety of the workforce, and save lives,” said Siyata CEO Marc Seelenfreund.

TASSTA, recognized as “Top 10 Emergency Management Solutions Providers” by Government CIO Outlook for three consecutive years, offers voice communications, emergency solutions, messaging and data transfers through a PTT solution that leverages the technical capabilities of enterprise grade smartphones. TASSTA’s expansive product suite includes Push-to-Video, individual, group and priority calls, messaging including data transfer, voice recording, GPS and in-house tracking, alarm emergency solutions and many additional features.

TASSTA solutions are used globally in diverse industries, including oil and gas, emergency and security services, government, public transportation, healthcare, logistics, building maintenance, event management, and more.

The SD7 brings push-to-talk communications into the 21st century and enables first responders and enterprise clients a simple easy-to-use rugged Android based Push-To-Talk (PTT) device with excellent sound quality that operates over the high bandwidth 4G LTE network, providing consistent connectivity across the nation and internationally. Its IP68 rating, resistance to water and dust, drop protection, and robust battery make it well suited for use in harsh environments. Importantly, there is no need to invest in infrastructure such as radio towers or repeaters, and the SD7 allows first responders as well as secondary support personnel to quickly connect and coordinate on unified public cellular networks in North America and international markets.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com, siyata7.com, and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry

RedChip Companies Inc.

SYTA@redchip.com

1-800 RED-CHIP (733-2447)

407-491-4499

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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